CUSIP No. 828 813 105                                                Page 1 of 4


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement |  |


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CUSIP No. 828 813 105                                                Page 2 of 4

1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

                  Richard D. Simon, Soc. Sec. # ###-##-####+

2) Check the Appropriate Box if a Member of a Group

      (a)  |_|

      (b)  |_|

3) SEC Use Only

4) Citizenship or Place of Organization:   United States of America


Number of Shares     5)   Sole Voting Power                 990,315*
Beneficially Owned by
Each Reporting Person
With
                     6)   Shared Voting Power
                     7)   Sole Dispositive Power            990,315*
                     8)   Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person         990,315*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row 9                       15.8%*

12) Type of Reporting Person:    IN

    +   Shares based upon 12/31/97 holdings.

    * Includes 962,661 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 27,654 shares of Class A common stock under the Company's 401(k) plan. As a result, Mr. Simon controls stock possessing 27.0% of the voting power of all outstanding Simon Transportation stock.


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CUSIP No. 828 813 105                                                Page 3 of 4



                                  SCHEDULE 13G/A


Item 1.

   a. Name of Issuer:                     SIMON TRANSPORTATION SERVICES INC.

   b. Address of Issuer's Principal Executive   5175 West 2100 South
                                                West Valley City, UT  84120


Item 2.

   a. Name of Person Filing:                    Richard D. Simon

   b. Address of Principal Business Office:     5175 West 2100 South
                                                West Valley City, UT  84120

   c. Citizenship:                     United States of America

   d. Title of Class of Securities:    Class A Common Stock, par value $.01 per
                                       share*

   e. CUSIP Number:                    828813105


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the Person filing is a :N/A


Item 4. Ownership.  The following  information pertains as of December 31, 1997:

   a. Amount Beneficially Owned:                                  990,315*
   b. Percent of Class:                                           15.8%*
   c. Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote:               990,315*
      (ii) shared power to vote or to direct the vote:
      (iii) sole power to dispose or to direct the dispos         990,315*
      (iv) shared power to dispose or to direct the disposition

   * Includes 962,661 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 27,654 shares of Class A common stock under the Company's 401(k) plan. As a result, Mr. Simon controls stock possessing 27.0% of the voting power of all outstanding Simon Transportation stock.


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CUSIP No. 828 813 105                                                Page 4 of 4

Item 5. Ownership of Five Percent or Less of a Class.                   N/A


Item 6. Ownership of More than Five Percent on Behalf of Another Person N/A


Item 7. Identification and  Classification of the  Subsidiary Which Acquired the
   Security Being Reported on By the Parent Holding Company.            N/A


Item 8. Identification and Classification of Members of the Group.      N/A


Item 9. Notice of Dissolution of Group.                                 N/A


Item 10. Certification.                                                 N/A


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 13, 1998
                              Date



                              /s/ Richard D. Simon
                              Signature


                              Richard D. Simon, Chairman of the Board, President and Chief Executive Officer
                              Name and Title


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